Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

September 9, 2005

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. Amendment No. 2 to Form S-11 filed June 20, 2005 File No. 333-11809

Dear Ms. Wolff and Ms. Gowetski :

        The following is in response to your comment letter dated July 19, 2005 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General

1.	We note your response to comment no. 1 and the attached Schedule A that discloses the available past performance history of Regatta since 2001. We further note that Regatta is unable to provide complete information due to a flood in a storage locker. Please clarify (i) whether any records prior to 2001 are available and (ii) whether Schedule A reflects all prior performance of Regatta from 2001 to the present. We also reissue that portion of our comment requesting a discussion of whether Regatta raised funds from investors. In addition, please discuss Regatta’s operating results, including any cash distributed to investors and the source of such cash, and any compensation paid to Regatta.

Some records are available for periods prior to 2001, but Regatta is unable to determine the extent or sufficiency of the records. Regatta has provided us and we are providing to you as supplemental information a revised Schedule A which includes updated year to date information for 2005.

Regatta has not sponsored any programs and has not received any program or management fees. Regatta borrows funds from lenders and makes notes payable to them. Many of the lenders “rollover” their notes. Since 2001, Regatta has received an aggregate of $1,660,000 from lenders, which does not include roll-overs of matured notes. During this period, Regatta has made repayments of notes in the approximate amount of $247,000. Regatta made periodic interest payments on the notes paid to investors through 2004. Because of the problem loans described in the risk factor regarding Regatta in the prospectus, Regatta and its noteholders orally agreed in 2005 to a deferral of principal and interest payments on the notes until March 2006. Commencing in 2006, Regatta has agreed to make reduced payments of interest only at the rate of 4% per year for four years with all accrued interest and principal due in 2010.

2.	We note your disclosure on page 48 that “sales are intended to be made by your directors and executive officers.” We further note your response to comment no. 4 that you do not anticipate that any director, officer or stockholder other than Stephen D. Replin will participate in the sale of your securities in this offering. Please revise your registration statement to identify Mr. Replin as the individual who will be selling your securities. Further, in connection with whether Mr. Replin meets each element of the safe harbor provided by Exchange Act Rule 3a4-1, please tell us whether he was involved in the sale of securities in your private placement in August 2004 and how he meets 3a4-1(a)(ii)(C) regarding his participation in selling an offering more than once every 12 months.

We have revised our Plan of Distribution section to identify Mr. Replin as the individual who will be selling our securities.

We believe Mr. Replin qualifies as an associated person deemed not to be a broker and meets each element of the safe harbor provided by Exchange Act Rule 3a4-1. Mr. Replin is not subject to a statutory disqualification, as defined in 3(a)(39) of the Exchange Act. Mr. Replin will not be compensated in connection with his participation in this offering by the payment of commissions or other remuneration and he is not an associated person of a broker or dealer. Finally, Mr. Replin is intended to perform substantial duties for us or on our behalf following the offering. He is not a broker or dealer or an associated person of a broker or dealer, and has not been within the preceding 12 months. Mr. Replin was involved in the sale of our securities in a private placement in August 2004. The last sale in this private placement took place on August 6, 2004. As this registration statement on Form S-11 will become effective more than 12 months after this final sale in the private placement, Mr. Replin is within the requirements of Exchange Act Rule 3a4-1(a)(4)(ii)(C), requiring that the associated person does not participate in selling an offering of securities for any issuer more than once every 12 months.

Cover

3.	Please confirm that your cover page will not exceed the one page limitation. As we noted in our first comment letter, the cover page should contain only information required by Item 501 or that is key information.

The cover page has been revised and will not exceed the one page limitation.

4.	We note your response to comment no. 6 and the revised disclosure that your primary emphasis in making mortgage loans will be the sufficiency of the collateral securing the loans, but you do not intend to obtain appraisals on the property before loan approval. Please revise throughout to explain how you will be able to determine the sufficiency of the collateral in the absence of appraisals. In addition, please revise the disclosure in each place that you discuss the fact that you will be relying on the collateral to disclose that you will not obtain appraisals on the property. In this connection, we note the disclosure on page 2 in the summary states that you plan to focus on the collateral as opposed to the overall financial condition of the borrower. Please revise throughout.

In the absence of appraisals, our president or another representative of our Manager, Port Funding, Ltd., will typically make an on-site visit, evaluate the area in which the property is located and review reports of sales of comparable properties and vacancies in the area. We have revised our disclosure to describe this method of determining the sufficiency of the collateral. Additionally, in each instance where we refer to our reliance on collateral, we have revised our disclosure to include reference to the fact that we do not obtain appraisals on the properties securing the mortgages.

5.	We note your disclosure that of the four sets of mortgage loans made by you totaling $388,000, two sets of loans in which you loaned a total of $283,112 are not current. Please expand your disclosure on the cover and throughout the prospectus to state how delinquent the loans are. In this connection, we note your disclosure on page 21 that with respect to your first set of loans, the borrowers defaulted.

We have expanded our disclosure throughout the registration statement to reflect the delinquency of these loans.

Prospectus Summary, pages 1 - 3

6.	We note your response to comment no. 10 and the revised disclosure in the summary. We continue to believe that you should briefly describe the special circumstances in which you may make interest carry loans and reissue that portion of the comment.

In order to make interest carry loans, we expect that we would need to evaluate the loan to value ratio favorably and understand the borrower’s business purpose for requesting a deferral of principal payments. We have added these criteria to both our Prospectus Summary and the risk factor regarding interest carry loans.

This Offering, page 6

7.	We note your response to comment no. 19. However, we continue to note your disclosure on page 6 that, “if subscriptions for at least $1,502,200 have not been received by _______, 2005 (180 days from the date of this prospectus), the offering will terminate” and the later sentence stating “if a minimum of $1,502,200 is received, the offering will continue until we elect to terminate it, but no later than _______, 2005 (180 days from the date of this prospectus). In either case, it appears that the offering will terminate no later than 180 days from the date of this prospectus, and we reissue our comment. Please advise or revise.

The disclosure has been revised. The offering will terminate if the minimum amount has not been received 180 days from the date of the prospectus.

Risk Factors, pages 7 — 18

Risks Related to our Business, page 8

The types of loans we make..., page 9

8.	We note your response to comment 22 and reissue that part of the comment that asked you to provide separate risk factor disclosure of the risks of each type of investment. Please include a risk that discusses your ability to make interest only loans. Further, please revise to provide separate risk factor disclosure regarding your loans that are not current and a separate risk factor to discuss the risk presented in the last sentence that there are no limitations on the amounts that may be invested in any one category of loans or in any one loan.

We have revised our Risk Factors section to include a separate risk factor disclosure for each type of investment. We have added separate risk factors regarding our intention and ability to make both balloon loans and interest only loans. Additionally, we have provided separate risk factors regarding the delinquency of two of our five sets of loans and our lack of limitations on the amounts that may be invested in any one category of loans or in any one loan.

9.	We note your disclosure that in your first set of loans the borrower was unable to sell the properties prior to maturity. Please expand your disclosure to quantify your losses.

The risk factor entitled “Of The Six Sets of Loans We Have Made, Two Are Not Current and We May Not Receive Repayment” quantifies our losses on this first set of loans.

Management’s Discussion and Analysis, pages 21- 23

10.	We note your revised disclosure on page 21 that your first set of loans was made in May 2004. Please expand your disclosure in this section to quantify the amount of these loans and any losses associated with these loans. In addition, please include a chart detailing your outstanding loans, including amounts, origination dates, maturity dates, interest rates and current status.

A table summarizing mortgage loans outstanding at June 30, 2005 has been added to the Management’s Discussion and Analysis section. Our disclosure regarding our loans has been expanded to quantify the amount of the loans and any losses associated with the loans.

Compensation of Our Officers and Directors, page 21

11.	We note your response to comment no. 37 that Mr. Replin’s compensation arrangements with Port Funding have not been finalized. Please update your disclosure when such compensation arrangements are finalized.

Mr. Replin’s compensation arrangements with Port Funding have not been finalized. As requested, we will update our disclosure with such compensation arrangements when they are finalized.

Regulation, page 31

12.	We note your response to comment 36. Please provide us with a copy of the legal opinions obtained from local counsel in Indiana, Mississippi, Missouri, North Carolina and Wisconsin. Further, please revise to explain why you have singled out California and Texas as requiring further investigation prior to making loans in such states in light of your statement that you will review the licensing laws of any state in which you conduct lending activities and “will obtain legal opinions if deemed necessary” by you.

We are supplementally providing the requested opinions obtained from local counsel in Indiana, Mississippi, Missouri and Wisconsin with this document. We are also supplementally providing a copy of the loan broker registrations in North Carolina. We have revised the Regulation section to remove specific reference to California and Texas.

Certain Relationships and Related Transactions, page 37

13.	Please reconcile the disclosure on page 38 that “Mr. Replin plans to devote approximately 80% of his business time to our business” with the disclosure on page 11 that he plans to devote approximately 70% of his business time to Port Funding and 10% of his time to the company.

The disclosure regarding the amount of time Mr. Replin will devote to Port Funding and our company in the Conflicts of Interest subsection of Certain Relationships and Related Transactions has been revised. Mr. Replin plans to devote approximately 70% of his business time to Port Funding and 10% of his time to our company.

Interim Financial Statements

Notes to Financial Statements, page F-5

14.	Please expand your disclosure to provide updated information about the status of the loans in default at the balance sheet date. Please disclose the following with respect to these loans:

•	When you anticipate beginning foreclosure proceedings on the properties;

•	the amount of impairment that was recognized on this loan, and if none, the reasons you believe this loan is not impaired;

•	the amount of interest income included in net income for the three months ended March 31, 2005;

•	the amount of interest income excluded from net income for the three months ended March 31, 2005;

•	whether the loan is now current.

Please see the expanded disclosure for six months ended June 30, 2005.

3. Subsequent Event, page F-5

15.	Please expand your disclosure to provide additional detail about the note receivable that became delinquent subsequent to the balance sheet date. Please disclose the balance of the note outstanding and all relevant terms of the note.

Please see the expanded disclosure for six months ended June 30, 2005, including the table regarding Notes Receivable provided in Note 3 to the June 30, 2005 Notes to Financial Statements.

Annual Financial Statements

2. Summary of Significant Accounting Policies, page F-10

16.	Please disclose your significant asset concentration of loans to a single person or group of affiliated persons. Additionally, disclose the non-performing status of these loans at the balance sheet date.

We have added this disclosure to the Concentration of Credit Risk subsection to the Summary of Significant Accounting Policies.

Revenue Recognition, page F-11

17.	Please tell us what amounts you have recognized as origination fee revenue other than the $12,171 disclosed on page 25. Tell us whether or not there were origination or other loan fees related to the notes due in December 2005.

Footnote 1, Revenue Recognition, was revised to disclose all origination fees for 2004. The original financial statements for the year ended December 31, 2004 included all of the origination fees and related management fees for a loan closed in May 2004 ($12,171 fully amortized over six months) and two loans closed in December 2004. The total origination fee income and management fee expense was $5,156 for the two loans closed in December 2004. The amounts were the same due to the method of calculating Port Funding’s management fee per their agreement. We originally recorded the same amount in both origination fee income and management fee expense, but have revised our financial statements to reflect the correct amount of amortized and unamortized fees. Please also see balance sheet, operating statements and footnote disclosures.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin

Enclosures

cc:	Robert M. Bearman

SCHEDULE A

SUMMARY PAST PERFORMANCE HISTORY
Regatta Capital Limited
2001-2005(1)

Year of Origination	Number of Loans	Number Paid or Current		Total Mortgage Amount	Average Mortgage Rate	Interest Rate Category	Unpaid Loans in Junior Position	Number of Loans Secured by Residential Collateral(1)
2001	20	12	(3)	$5,449,500	13.28%	Balloon	1	10	(4)
2002	24	22	(5)	$1,229,000	15.29%	Balloon	0	17	(6)
2003	9	9		$1,207,000	14.09%	Balloon	0	7	(7)
2004	9	8	(8)	$2,224,000	14.11%	Balloon	0	7
2005	3	3		$1,056,250	14.875	Balloon	1	3	(9)
Totals for 2001-2005	65	54		$11,165,750

(1)	2005 loan information is provided as of September 2, 2005.

(2)	Unless otherwise noted, all other loans for the relevant year of origination are secured by commercial collateral.

(3)	Four of the unpaid loans are in default (aggregate principal amount in default is $1,309,800). Four loans were real estate owned (REO) and were sold to recover the mortgage principal, interest and expenses (aggregate principal amount recovered was approximately $1,100,000).

(4)	One of the loans is uncollaterized, one is secured by life insurance and one was secured by stock.

(5)	Two loans are in default (aggregate principal amount in default is $54,500).

(6)	Three loans were secured by stock, one was secured by personal property and one loan is secured by vehicles. One of the loans is uncollateralized.

(7)	One of the loans was secured by stock.

(8)	One loan is in default (aggregate principal amount in default is $563,000).

(9)	One loan is secured by both commercial and residential property. Regatta holds a 1st position on the commercial property and 2nd position on the residential property.